EXHIBIT B.I.3(e) – SPUN-OFF PORTION

(Item of Exhibit 20-A of CVM Instruction 480/09)

The Spun-Off Portion consists of the distribution centers (CDDs) listed below, as well as the assets and liabilities related thereto, according to the detailed list filed at the Company headquarters:

(a)      Branch located in the City of São Paulo, State of São Paulo, at Rua Autas, 80, District of Vila Lageado, Postal Code 05346-020, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance (CNPJ/MF) under No. 56.228.356/0060-91 and registered with the Commercial Registry of the State of São Paulo (“JUCESP”) under State Registration Number (NIRE) 3590415792-9;

(b)     Branch located in the City of Araçatuba, State of São Paulo, at Rua Vereador Silva Grota, 128, District of Vila Mendonça, Postal Code 16015-105, enrolled with CNPJ/MF under No. 56.228.356/0116-80 and registered with JUCESP under NIRE 3590446009-5;

(c)      Branch located in the City of Araraquara, State of São Paulo, at Av. Roberto de Jesus Affonso, 95, 2nd Industrial District, Postal Code 14808-156, enrolled with CNPJ/MF under No. 56.228.356/0103-66 and registered with JUCESP under NIRE 3590415782-1;

(d)     Branch located in the City of Carapicuíba, State of São Paulo, at Rua Novo Hamburgo, 300, District of Vila Sul Americana, Postal Code 06397-110, enrolled with CNPJ/MF under No. 56.228.3560176-11 and registered with JUCESP under NIRE 3590507220-0;

(e)      Branch located in the City of Bebedouro, State of São Paulo, at Rua Capitão Manoel do Nascimento, 497, Industrial District, Postal Code 14711-120, enrolled with CNPJ/MF under No. 56.228.356/0123-00 and registered with JUCESP under NIRE 3590454230-0;

(f)       Branch located in the City of Paulínia, State of São Paulo, at Av. Paris, 190, Part, District of Área da Cascata, Postal Code 13146-027, enrolled with CNPJ/MF under No. 56.228.356/0104-47 and registered with JUCESP under NIRE 3590415788-1;

(g)      Branch located in the City of Diadema, State of São Paulo, at Av. Fagundes de Oliveira, 640, District of Piraporinha, Postal Code 09950-300, enrolled with CNPJ/MF under No. 56.228.356/0029-32 and registered with JUCESP under NIRE 3590415781-3;

(h)      Branch located in the City of Embu das Artes, State of São Paulo, at Av. Rotary, 1720, District of Vila Isis Cristina, Postal Code 06815-490, enrolled with CNPJ/MF under No. 56.228.356/0068-49 and registered with JUCESP under NIRE 3590415785-6;

(i)        Branch located in the City of Guarulhos, State of São Paulo, at Av. Amancio Gaiolli, w/n, Fazenda Piratini, District of Água Chata, Postal Code 07251-250, enrolled with CNPJ/MF under No. 56.228.356/0102-85 and registered with JUCESP under NIRE 3590415794-5;

(j)       Branch located in the City of Jaú, State of São Paulo, at Rua Humaita, 2.515, District of Vila Carvalho, Postal Code 17205-120, enrolled with CNPJ/MF under No. 56.228.356/0157-59 and registered with JUCESP under NIRE 3590487947-9;

(k)     Branch located in the City of Jundiaí, State of São Paulo, at Rod. Presidente Tancredo de Almeida Neves, w/n, km 54,8, District of Jardim Santa Gertrudes, Postal Code 13205-005, enrolled with CNPJ/MF under No. 56.228.356/0094-30 and registered with JUCESP under NIRE 3590415793-7;

(l)        Branch located in the City of Mauá, State of São Paulo, at Rua Doutor Ulisses Guimarães, 504, Coral Industrial Land Subdivision, Postal Code 09372-050, enrolled with CNPJ/MF under No. 56.228.356/0174-50 and registered with JUCESP under NIRE 3590505299-3;

(m)    Branch located in the City of Mogi Mirim, State of São Paulo, at Rua João Finazzi, 55, Part, Downtown, Postal Code 13800-661, enrolled with CNPJ/MF under No. 56.228.356/0022-66 and registered with JUCESP under NIRE 3590387499-6;

(n)      Branch located in the City of São Paulo, State of São Paulo, at Av. Presidente Wilson, 274, District of Mooca, Postal Code 03107-000, enrolled with CNPJ/MF under No. 56.228.356/0052-81 and registered with JUCESP under NIRE 3590415780-5;

(o)     Branch located in the City of Caieiras, State of São Paulo, at Av. Presidente Tancredo de Almeida Neves, 3105, District of Vila Rosinha, Postal Code 07700-000, enrolled with CNPJ/MF under No. 56.228.356/0028-51 and registered with JUCESP under NIRE 3590415786-4;

(p)     Branch located in the City of Presidente Prudente, State of São Paulo, at Av. Joaquim Constantino, 1471, District of Vila Nova Prudente, Postal Code 19053-300, enrolled with CNPJ/MF under No. 56.228.356/0147-87 and registered with JUCESP under NIRE 3590479994-7;

(q)     Branch located in the City of Ribeirão Preto, State of São Paulo, at Rod. Anhanguera, w/n, km 307, more 950 meters, District of Recreio Anhanguera, Postal Code 14093-500, enrolled with CNPJ/MF under No. 56.228.356/0081-16 and registered with JUCESP under NIRE 3590415787-2;

(r)       Branch located in the City of São José dos Campos, State of São Paulo, at Rua Carlos Marcondes, 315, District of Jardim Limoeiro, Postal Code 12241-421, enrolled with CNPJ/MF under No. 56.228.356/0151-63 and registered with JUCESP under NIRE 3590482456-9;

(s)      Branch located in the City of Suzano, State of São Paulo, at Rua Raphael de Anunciação Fontes, 235, District of Chácaras Ceres, Postal Code 08655-243, enrolled with CNPJ/MF under No. 56.228.356/0172-98 and registered with JUCESP under NIRE 3590503164-3;

(t)       Branch located in the City of Votorantim, State of São Paulo, at Av. 31 de março, 10, Downtown, Postal Code 18110-005, enrolled with CNPJ/MF under No. 56.228.356/0027-70 and registered with JUCESP under NIRE 3590415779-1;

(u)      Branch located in the City of Taubaté, State of São Paulo, at Rua Guglielmo Marconi, 150, Industrial Land Subdivision, Postal Code 12032-160, enrolled with CNPJ/MF under No. 56.228.356/0150-82 and registered with JUCESP under NIRE 3590480198-4;

(v)      Branch located in the City of Guarujá, State of São Paulo, at Av. Conde de Aurea Gonzales, 447, District of Vila Aurea, Postal Code 11454-540, enrolled with CNPJ/MF under No. 56.228.356/0124-90 and registered with JUCESP under NIRE 3590454231-8;

(w)    Branch located in the City of Praia Grande, State of São Paulo, at Rua C, 830, District of Jardim da Glória, Postal Code 11724-160, enrolled with CNPJ/MF under No. 56.228.356/0135-43 and registered with JUCESP under NIRE 3590461435-1; and

(x)      Branch located in the City of Louveira, State of São Paulo, at Rua Atílio Biscuola, 1831, shed 1, 2, 3, 4, 8, 9 and 10, Postal Code 13290-000, enrolled with CNPJ/MF under No. 56.228.356/0146-04 and registered with JUCESP under NIRE 3590479995-5.